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CUSIP No. 783975 10 5                                          Page 1 of 6 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D
                                (Rule 13d - 101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

                            SC&T International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   783975 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                            Todd L. Silverberg, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 14, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                        (Continued on following page(s))

                                   Page 1 of 6


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CUSIP No. 783975 10 5                                          Page 2 of 6 Pages
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Capital Ventures International
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
            Cayman Islands
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      4,272,145
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      N/A
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      4,272,145
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      N/A
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            4,272,145
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            18.63%   **
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


**See Item 5 below.


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CUSIP No. 783975 10 5                                          Page 3 of 6 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            SC&T INTERNATIONAL, INC.



                  This statement relates to the common stock ("Common Stock") of SC&T International, Inc. (the "Company"). This statement constitutes Amendment No. 3 to the Schedule 13D of Capital Ventures International ("CVI") initially filed with the Commission on October 3, 1996 (the "Initial Filing"). In the Initial Filing, CVI voluntarily reported its ownership of 100 shares of the Company's Series A Preferred Stock and the potential for its ownership of certain shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. On December 13, 1996, the Initial Filing was amended ("Amendment No. 1") in order to report CVI's beneficial ownership of certain shares of Common Stock in connection with the conversion of all of its Series A Preferred Stock. On March 7, 1997, the Initial Filing was further amended ("Amendment No. 2") to report the decrease in CVI's percentage beneficial ownership in the shares of Common Stock outstanding, because of the Company's issuance of additional shares of Common Stock upon the conversion of shares of Series A Preferred Stock by the holders thereof. Except as disclosed herein, there has been no change in the information previously reported in the Initial Filing, Amendment No. 1 and Amendment No. 2. Capital terms not defined herein shall have the meanings ascribed to them in the Initial Filing, Amendment No. 1 and Amendment No. 2.

                  Items 4 and 5 are hereby amended and restated in their entirety as follows:

Item 4. Purpose of Transaction.

                  CVI acquired both the Preferred Shares and the shares of Common Stock which were issued upon conversion of the Preferred Shares for investment purposes for its own account. However, CVI reserves its right to dispose of all or a portion of its shares of Common Stock and/or to continue to hold such shares for investment purposes. In this regard, CVI intends to continuously review its investment in the Company and may in the future determine to change its plans relating to its investment. In reaching any conclusion as to its future course of action, CVI will take into


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CUSIP No. 783975 10 5                                          Page 4 of 6 Pages
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consideration various factors, including the Company's business and prospects, developments concerning the Company, other business and investment opportunities available to CVI, developments with respect to the business of CVI and general economic and stock market conditions.

                  Except as stated above, CVI has no plans or proposals that relate to or would result in any of the transactions referred to in sub items
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                  On December 4, 1996, CVI converted the Preferred Shares into 6,393,145 shares of Common Stock. During the period from July 3, 1997 through July 22, 1997, CVI sold an aggregate of 2,121,000 shares of Common Stock in open market transactions. The table below sets forth certain information with respect to such sales:

Date of Sale                        Number of Shares      Price Per Share*    Aggregate Sale Price*
------------                        ----------------      ----------------    --------------------

July 3, 1997                             6,000                 $ 0.2925            $  1,755.00

July 11, 1997                           15,000                 $ 0.2975            $  4,462.34

July 14, 1997                        1,900,000                 $ 0.3584            $680,960.00

July 22, 1997                          200,000                 $ 1.2376            $247,520.00
                                 -------------                                     -----------

Total                                2,121,000                                     $934,697.34
                                 =============                                      ===========

* Net of brokerage commissions.

                  Based upon information contained in the Company's Quarterly Report on Form 10- QSB for the quarter ended March 31, 1997 ("March 1997 10-QSB"), the number of shares of Common Stock outstanding is 22,935,263 shares and the total number of authorized shares of Common Stock is 25,000,000 shares. As of the date hereof, CVI is the beneficial owner of 4,272,145 shares of Common Stock, or 18.63% of the shares of Common Stock outstanding as of March 31, 1997.

                  According to the March 1997 10-QSB, the Company had 718 shares of Series A Preferred Stock outstanding on March 31, 1997. The Company has advised CVI that the Company has no additional shares of Common Stock to issue upon conversion of such outstanding shares of Series A Preferred Stock. If, however, additional shares become authorized and/or available for issuance upon conversion of the outstanding Series A Preferred Stock, CVI's effective percentage ownership could be reduced substantially.

                  CVI's beneficial ownership of the shares of Common Stock is direct. CVI has sole voting and dispositive power with respect to such shares.



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CUSIP No. 783975 10 5                                          Page 5 of 6 Pages
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                  To the best knowledge of CVI, none of the individuals listed in Item 2 hereof owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor, to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than CVI's sale of an aggregate of 2,121,000 shares of Common Stock as described herein.



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CUSIP No. 783975 10 5                                          Page 6 of 6 Pages
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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           CAPITAL VENTURES INTERNATIONAL

                           By:  Bala International, Inc. (f/k/a Arbit Inc.),
                                 pursuant to a Limited Power of Attorney,
                                 a copy of which is filed as an exhibit hereto.



                           By:   /s/ Arthur Dantchik
                                 ------------------------------
                                     Arthur Dantchik, Director

                           Date: July 28, 1997
                                 -------------------------------